Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES MANAGEMENT CHANGES

December 29, 2017 – Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ: ORIG) (the "Company" or "Ocean Rig"), a global provider of offshore deepwater drilling services, announced today the following management changes:

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Mr. Pankaj Khanna has been appointed as President and Chief Executive Officer of the Company effective January 1, 2018. Mr. Khanna is 47 years old with 29 years of varied experience in the maritime & offshore industry. He last served as Chief Executive Officer of Pioneer Marine Inc, a drybulk company that he founded in 2013. Prior to his position at Pioneer Marine Inc., Mr. Khanna served as Chief Marketing Officer at Ocean Rig UDW Inc. from January 1, 2012 to October 2, 2012. Mr. Khanna served as the Chief Operating Officer of DryShips, Inc. from March 2009 to October 2, 2012. Prior to joining DryShips, he served in C-Suite roles at Excel Maritime Carriers Ltd and Alba Maritime Services S.A. He has also served as Vice President of Strategic Development at Teekay Corporation, from 2001 to 2007. Prior to this, he served as a Senior Analyst at SSY Shipbrokers and worked on cargo ships as a deck officer. Mr. Khanna graduated from Blackpool and the Fylde College, Fleetwood Nautical Campus and also received a post-graduate diploma in International Trade and Transport from London Metropolitan University.

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Mr. Iraklis Sbarounis has been appointed Chief Financial Officer of the Company effective January 1, 2018. Mr. Sbarounis will also continue to serve as a Director and Secretary of the Company. Prior to his current positions, he held the position of Vice President Business Development at the Company. Prior to joining Ocean Rig, Mr. Sbarounis held various positions with shipping entities controlled by Mr. George Economou, dealing with commercial, investment, and corporate finance matters, on the shipping and offshore sectors. He started his career in investment banking with BNP Paribas. Mr Sbarounis holds a B.S. degree in Management Science from the Massachusetts Institute of Technology (MIT) and a M.Sc. degree in Finance and Economics from the London School of Economics and Political Science (LSE).

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Mr. David Cusiter has been appointed as Chief Operations Officer of the Company effective November 25, 2017. Mr. Cusiter has been in the offshore industry for 28 years. He joined Ocean Rig in 1996 as Chief Engineer and took over the positions of Technical Section Leader, Technical Superintendent, Project Manager, Project & Engineering Manager, Technical Manager, VP Technical, VP Engineering & Projects, VP New Buildings & Special Projects. Mr. Cusiter holds a Higher National Diploma (HND) in Marine Engineering (Glasgow Nautical College).

•	Mr. Josselin Gere will remain as Vice President Marketing and Contracts and will report directly to the Chief Executive Officer.

•	Mr. Anthony Argyropoulos shall remain as Special Advisor Capital Markets to the Chief Executive Officer.

•	Mr. Anthony Kandylidis has been appointed Executive Vice Chairman of the Company effective January 1, 2018 and remains a Director of the Company.

•	The position of Executive Vice President will be discontinued effective March 31, 2018 and the functions will be consolidated in the responsibilities of the Chief Operations Officer.

George Economou, Chairman of the Company commented:

"We are pleased to announce the strengthening of our management team in our efforts to streamline our operations and bring focus to the development of Ocean Rig post-restructuring. The team under the guidance of Mr. Kandylidis and myself will focus on navigating the Company through the next chapter of our history as we enter 2018 with optimism and in a prime position due to our strong balance sheet and modern fleet to take advantage of opportunities as they arise. We will continue to focus on maximizing shareholder value through this cycle."

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future.  These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions.  Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties.  Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein.  Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in oil and gas prices and downturns in the global economy and the market outlook for our various geographical operating sectors and classes of rigs and drillships; (ii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iii) newbuildings, upgrades, and shipyard and other capital projects; (iv) changes in laws and governmental regulations, particularly with respect to environmental matters; (v) the availability of competing offshore drilling vessels; (vi) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (vii) the performance of our rigs; (viii) our new capital structure; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units, our customer contracts, including contract backlog, contract commencements and contract terminations; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities; (xvi) any litigation or adverse actions that may arise from our recently completed financial restructuring. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.
CONTACT DETAILS

Investor Relations / Media: Nicolas Bornozis Capital Link, Inc. (New York) Tel. 212-661-7566 E-mail: oceanrig@capitallink.com